UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Oi S.A.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

670851 104**

(CUSIP Number)

PointState Capital LP

40 West 57th Street, 25th Floor

New York, NY 10019

(212) 830-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 670851 104	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PointState Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,250,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.32%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 670851 104	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zachary J. Schreiber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,250,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.32%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 670851 104	SCHEDULE 13D	Page 4 of 7

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common shares without par value (the “Common Shares”), of Oi S.A. (the “Issuer”), a corporation organized and existing under the laws of the Federative Republic of Brazil. The principal executive office of the Issuer is located at Rua General Polidoro, No. 99, 5th floor/part – Botafogo 22280-001, Rio de Janeiro, RJ, Federative Republic of Brazil.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i) PointState Capital LP, a Delaware limited partnership (“PointState”), which serves as the investment manager to SteelMill Master Fund, LP, a Cayman Islands limited partnership (“SteelMill”), PointState Fund LP, a Delaware limited partnership (“PointState Fund”), and Conflux Fund LP, a Delaware limited partnership (“Conflux”); and

(ii) Zachary J. Schreiber (“Mr. Schreiber”), who serves as the Managing Member of PointState Capital GP LLC, a Delaware limited liability company (“PointState GP”), which in turn serves as the General Partner of PointState, and who serves as the Managing Member of both PointState Holdings LLC, the General Partner of SteelMill and PointState Fund, and of Conflux Holdings LLC, the General Partner of Conflux (together with SteelMill and PointState Fund, the “Funds”).

PointState and Mr. Schreiber are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the business office of each of the Reporting Persons is care of PointState Capital LP, 40 West 57th Street, 25th Floor, New York, NY 10019.

(c)
Mr. Schreiber is principally employed as: (i) a Portfolio Manager, Principal and a founding member of PointState Holdings, LLC and PointState; (ii) Managing Member of PointState Holdings, LLC and PointState GP; and (iii) Chairman, Chief Executive Officer and Chief Investment Officer of PointState and a member of PointState’s Management Committee. The address of such persons are each care of  PointState Capital LP, 40 West 57th Street, 25th Floor, New York, NY 10019.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	PointState is organized under the laws of the State of Delaware. Mr. Schreiber is a citizen of the United States of America.

CUSIP No. 670851 104	SCHEDULE 13D	Page 5 of 7

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Shares reported in Item 5 as beneficially owned by the Reporting Persons were acquired with funds of approximately $29,288,847.86 (including brokerage commissions). All funds to acquire the Common Shares were provided from capital accounts of the Funds.

Item 4.	Purpose of Transaction.

The securities reported in this Schedule 13D were acquired by the Reporting Persons for investment purposes. The Reporting Persons intend to monitor activities of the Issuer, including, but not limited to, the Issuer's ongoing restructuring efforts, with the intent of taking any and all actions that the Reporting Persons may deem necessary or appropriate to protect and/or maximize the value of their respective investments. Such actions may include, but are not limited to, entering into discussions with the Issuer, management and/or the Board of Directors and may result in transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may consult with other holders of the Issuer’s securities.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, to dispose of, or cause to be disposed of, such securities, derivatives or other instruments related thereto at any time and to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)

The Common Shares reported herein are held through ownership by the Funds of an aggregate of 8,650,000 American Depositary Shares (each of which represents 5 Common Shares). As of the date of this filing, PointState and Mr. Schreiber may be deemed to beneficially own 43,250,000 Common Shares, constituting approximately 8.32% of the Common Shares outstanding (approximately 6.47% of the Common Shares issued), based upon 519,751,658 Common Shares outstanding and 668,033,661 Common Shares issued as of May 13, 2016, as reflected in the Form 20-F filed by the Issuer on May 20, 2016.

(b)	Shared voting and dispositive powers of the Reporting Persons:

(i) PointState and Mr. Schreiber have shared voting and dispositive powers over the 43,250,000 Common Shares reported herein.

CUSIP No. 670851 104	SCHEDULE 13D	Page 6 of 7

(c)	Information concerning transactions in the securities of the Issuer during the past sixty days effected by or on behalf of the Reporting Persons is set forth in Schedule I hereto and is incorporated herein by reference.

(d)	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale, of the securities being reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of securities of the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent upon the market value of securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which securities of the Issuer may be included, or a combination of any of the foregoing. These contracts will not give the Reporting Persons direct or indirect voting or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7.	Materials to Be Filed as Exhibits.

1. Joint Acquisition Statement Pursuant to Rule 13d-1(k).

CUSIP No. 670851 104	SCHEDULE 13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: July 18, 2016

ZACHARY J. SCHREIBER, individually; as managing member of PointState GP, as general partner of PointState; as managing member of PointState Holdings LLC, as general partner of SteelMill and PointState Fund; and as managing member of Conflux Holdings LLC, as general partner of Conflux.

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber

SCHEDULE I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE FUNDS

The American Depositary Share transactions described below were effected for cash in the open markets.

Date	Purchase / Sale	Security Type	Number of Shares	Price per Share
6/21/2016	Purchase	American Depositary Shares	301,572	$1.6276
6/22/2016	Purchase	American Depositary Shares	362,040	$1.8320
6/23/2016	Purchase	American Depositary Shares	150,000	$1.9425
6/24/2016	Purchase	American Depositary Shares	80,000	$2.7900
6/27/2016	Purchase	American Depositary Shares	100,000	$2.4647
6/28/2016	Purchase	American Depositary Shares	900,394	$2.8442
6/29/2016	Purchase	American Depositary Shares	1,500,000	$3.0787
6/30/2016	Purchase	American Depositary Shares	540,000	$3.0423
7/1/2016	Purchase	American Depositary Shares	1,033,040	$3.2344
7/5/2016	Purchase	American Depositary Shares	480,200	$3.1718
7/6/2016	Purchase	American Depositary Shares	452,754	$3.6281
7/7/2016	Purchase	American Depositary Shares	500,000	$3.9153
7/8/2016	Purchase	American Depositary Shares	500,000	$3.9985
7/11/2016	Purchase	American Depositary Shares	500,000	$4.1392
7/12/2016	Purchase	American Depositary Shares	1,000,000	$4.6141
7/13/2016	Purchase	American Depositary Shares	250,000	$5.1917